Sanvillle & Company
                      Independent Auditor's Report


To the Board of Directors of
  Valley Forge Fund, Inc.

We have examined managemen's assertion about Valley Forge Fund, Inc.'s compli-ance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of January 2, 2002 included in the accompanying Management Statement Regarding compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Com-pany's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the Ameri-can Institute of Certified Public Accountants and, accordingly, included exam-ining, on a test basis, evidence about the Company's compliance with those re-quirements and performing such other procedures as we considered necessary in the circumstance. Included among our procedures were the following tests per-formed as of January 2, 2002, and with respect to agreement of security pur-chases and sales, for the period from November 15, 2001, (the date of last ex-amination) through January 2, 2002.

 . Count and inspection of all securities located in the vault of Commerce
   Bank in Valley Forge, PA without prior notice to management;

 . Confirmation of all securities held by Best Vest Investment Brokerage Ser-vices and Bear Stearns Co. Inc. in book entry form;

 . Reconciliation of all such securities to the books and records of the Com-pany and Commerce Bank, Best Vest Investment Brokerage Services and Bear Stearns Securities Co. Inc.;

 . Agreement of four security purchases and five security sales or maturities since the last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compli-ance with secified requirements.

In our opinion, management's assertion that Valley Forge Fund, Inc. was in com-pliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of January 2, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Val-ley Forge Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.

 Abington, Pennsylvania                            /s/ SANVILLE & COMPANY
 January 4, 2002                                   Certified Public Accountants